

STANDARD MOTOR PRODUCTS, INC.

2001 Annual Report



Corporate Information

Registrar and Transfer Agent

Registrar & Transfer Co.
10 Commerce Drive,
Cranford, NJ 07016

Common Stock

Standard Motor Products, Inc.
Common Stock is listed on the New York Stock Exchange under the symbol SMP.

Auditors

KPMG LLP
New York, NY 10154

Executive Offices

Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

Engine Management Division

Offices: Long Island City, NY

U.S. Manufacturing and Distribution Centers:
- Orlando, Florida
- Edwardsville, Kansas
- Reno, Nevada
- Long Island City, New York
- Wilson, North Carolina
- Disputanta, Virginia

Temperature Control Division

Offices: Lewisville, Texas

U.S. Manufacturing and Distribution Centers:
- Corona, California
- Cumming, Georgia
- Elk Grove Village, Illinois
- Fort Worth, Texas
- Grapevine, Texas
- Lewisville, Texas

Canada Subsidiary

SMP Motor Products, Ltd.
- Blue Streak-Hygrade Motor Products Ltd.
  Mississauga, Ontario
- Unimotor
  St. Thomas, Ontario

United Kingdom Subsidiary

Standard Motor Products Holdings Ltd.
Nottingham, England

France Subsidiary

Four Seasons Europe
Strasbourg, France

Hong Kong Subsidiary

Standard Motor Products (Hong Kong) Ltd.
Hong Kong

Mexico Subsidiary

Standard Motor Products de Mexico, S. De R.L. De C.V.
Reynosa, Mexico

Puerto Rico Subsidiary

Stanric, Inc.
Fajardo, Puerto Rico

Italy Subsidiary

Automotive Heater Exchange
Massa, Italy



About the Company

Standard supplies functional replacement parts for the aftermarket, for the engine management and temperature control systems of cars, trucks, buses and tractors. The Company services all makes and models, both new and older cars, imported and domestic. These products are sold through both traditional and non-traditional distribution channels, throughout the United States and in many other countries. The Company employs approximately 3,300 people at its factories and distribution centers in North America, Europe and Hong Kong.

Annual Stockholders' Meeting

The Standard Motor Products, Inc. Annual Meeting of Shareholders will be held on May 23, 2002 at 2:00 PM at the JP Morgan Chase Bank, One Chase Manhattan Plaza, New York, NY 10081. A notice of this meeting, together with a proxy statement, is being mailed to all stockholders on or about April 23, 2002.



Financial Summary



(Dollars in thousands, except per share amounts.)	Years Ended December 31, 2001	2000	1999
Net Sales	**$608,073**	$604,009	$654,282
Operating Income	**15,543**	30,664	29,544
Earnings Before Extraordinary Item	**312**	10,230	8,685
Net Earnings (Loss)	**$ (2,485)**	$ 9,729	$ 7,625
Per Share:			
Earnings Before Extraordinary Item - Diluted	**$ 0.03**	$ 0.85	$ 0.66
Net Earnings (Loss) - Diluted	**(0.21)**	0.81	0.58
Dividends	**0.36**	0.36	0.34
Stock Price at Year End	**$ 13.90**	$ 7.38	$ 16.13
Average Number of Common and Dilutive Shares	**11,830,737**	11,974,341	13,145,743
Earnings Before Extraordinary Item as a Percent of:			
Sales	**0.05%**	1.7%	1.3%
Average Equity	**0.2%**	5.1%	4.3%
Assets	**$509,429**	$549,396	$556,021
Stockholders' Equity	**$185,687**	$194,305	$203,518
Total Debt to Capitalization	**52.6%**	51.1%	49.0%



Lawrence I. Sills, Chairman and CEO

> "...a highly successful inventory reduction campaign. We set ourselves a target of a $30 million reduction, but we actually exceeded this amount – reducing our inventory by $57 million, or roughly 24%."

To our Stockholders

At first glance, our 2001 results appear disappointing. Sales were only slightly ahead of the year before, and we posted a minimal net profit, before extraordinary items, of $312 thousand or 3 cents per share. These are typically not numbers to boast about.

But if we look below the surface we will see that the Company actually had some outstanding achievements in 2001. These achievements, though they negatively impacted our profits in the short term, have set the stage for substantial improvement in years to come.

Chief among these was a highly successful inventory reduction campaign. We set ourselves a target of a $30 million reduction, but we actually exceeded this amount – reducing our inventory by $57 million, or roughly 24%. This led to a positive operating cash flow of $40 million and a far healthier balance sheet than before. What's more, we continued to ship our customers at a high fill rate during the entire year. Our operating people did an outstanding job.

But the achievements came at a high cost. To our employees there was the pain of layoffs and temporary plant closings. Financially, the reduction in factory hours led to a shortfall in overhead absorption, which in turn caused a drop in gross margin of approximately 1.5 to 2 points. This reduction in gross margin was the prime reason for the year's minimal operating profit.

The good news is that the inventory reduction is essentially behind us. We are planning for additional reductions in 2002, but nowhere near the scope of last year. Our factory schedules are increasing, and we expect gross margins to return to historical levels.

Inventory reduction was the major event of 2001, but there were other accomplishments as well. We entered into an agreement with GE Capital Corp. and a syndicate of lenders for a new $225 million revolving credit facility. The term is for five years, with initial proceeds used to refinance higher cost debt. This single new facility simplified our capital structure, allowing greater flexibility and replacing four cumulative debt instruments.

In our Engine Management division we had a major breakthrough in sales to Original Equipment Service (OES), as our Electronic Business Unit was awarded contracts to supply electronic control modules to Ford and Bosch. Despite the technological complexity of the products, and the customers' exacting demands, we received very high grades. While the volumes are not yet large, this is an excellent first step in an important growth area for us.

On the traditional side, we obtained new wire set business from the Alliance Group, one of the largest groups of independent warehouse distributors in the industry.

We also had several positive developments in our Temperature Control division. Our ACI unit in Chicago received a contract to supply window lift motors to AC-Delco, another step forward in our OES business. We regained a major retail

To our Stockholders



John P. Gethin, President and COO

account. We achieved a QS9000 rating in our compressor rebuilding plant in Grapevine, Texas, and we are told this is a rare accomplishment for a rebuilder. In early 2002 we acquired a small compressor rebuilder to improve our market position in this critical product area. Finally, we continued to bring down warranty returns on compressors, through a combination of increased mechanics' training, product improvements, and a growing industry acceptance of our stricter returns policy.

We continue to work on cost control in all areas. For the fourth year in a row our purchasing people were able to achieve an overall cost reduction in component parts and raw material. In addition, we reduced total S,G&A (Selling, General and Administrative) expenses by $3 million.

Still, these accomplishments were overshadowed by the drop in gross profit caused by the inventory reduction. But these improvements should be reflected in future years when our gross margin reverts to normal levels.

Outlook

We continue to see a consolidation both of our customers and our competitors – a not unexpected occurrence in an industry which is not growing. Those that remain tend to be bigger, tougher and stronger. This consolidation reinforces our strategy of concentrating on two product lines – Engine Management and Temperature Control – maintaining and enhancing our number one position in each. By focusing on these two product lines, we feel we can compete successfully, and profitably, with anyone.

Although we did not achieve anything like our planned profit in 2001, the situation should be much improved in 2002. Our market position remains strong, the massive inventory reduction is behind us, we continue to control and reduce costs, and the pricing environment is the healthiest it has been in years. In addition, we have been awarded some significant new business from two major accounts. We look forward to 2002 and the years beyond.

"we continued to bring down warranty returns on compressors, through a combination of increased mechanics' training, product improvements, and a growing industry acceptance of our stricter returns policy."

Lawrence I. Sills

Chairman

John P. Gethin

President

The following is a more detailed view of some of our major projects.

Engine Management

Electronic Business Unit

We have worked hard to gain the reputation, among professional technicians, for making the industry's finest automotive electronic modules, equal to OE or better in performance and reliability. Our ignition modules, voltage regulators and certain sensors are designed and manufactured by Standard's Electronic Business Unit (EBU). This unit, established in Orlando, Florida in 1997, was certified in QS9000 in mid-2000, and in 2001 was awarded an exclusive contract from Ford Motor Company, for modules for both OE and aftermarket. In 2001, EBU also received its first Original Equipment Service (OES) orders from Ford, for their service requirements for certain other distributorless ignition (DIS) modules on vehicles through the mid 1990's.

Late in 2000 EBU also received its opening order for OES modules from Robert Bosch GMBH. After closely inspecting EBU's manufacturing processes, and awarding us their highest quality rating, Bosch purchased 5 additional OES products from EBU in 2001.

Oxygen Sensor Business Unit

The oxygen sensor is an integral engine management component. Late-model cars can have as many as four oxygen sensors, and replacing them is rapidly becoming a routine part of automotive maintenance (emphasized by IM240 testing). However, the manufacture of oxygen sensors is a science involving ceramic chemistry, as well as mechanical production, and very few companies have attempted to enter this business.

We acquired the oxygen sensor business from Allied Signal in 1997, moved it to Wilson, North Carolina, expanded and improved it, and are quite pleased with the results. In April 2001 Standard's Oxygen Sensor Business Unit (OSBU) achieved QS9000 certification. The unit supplies all of our needs and has a share of Chrysler's OES business. In 2001 the line was extended to include 31 additional new products, marking the OSBU's transition from a low-to high-volume producer.

Wire & Cable

Standard Plus wire and cable, manufactured in our Edwardsville, Kansas factory, is widely considered to be better than Original Equipment, while the wire offered by our Federal division and manufactured in Reynosa, Mexico, is a suitable alternative when the major consideration is economy. The combination of these two lines makes us one of the largest suppliers of wire and cable in the aftermarket.

In 2001, our Wire & Cable division landed a contract to supply a large group of traditional warehouse distributors with a new brand of wire sets and battery cables. We completed the product details, packaging and changeover plans ahead of schedule, and shipments began in April 2001. We also plan to sell this product line to other customers.





(Left): Typical distributorless ignition module for Ford vehicles. Standard's Electronic Business Unit now manufactures similar units for both Ford an Bosch OES sales. (Center):) Oxygen sensors like this one -- an exact replacement for original equipment -- are manufactured by Standard's Oxyge Sensor Business Unit. (Right): Ignition wires are used on most car and truck engines built today. The details of Standard Plus wires ar more substantial than those for original equipment.

To our Stockholders (continued)

Temperature Control Division

Certifications

Early in 2001, Standard's entire Grapevine, Texas compressor remanufacturing operation earned QS9000 and ISO9001 certification. This operation is the largest compressor remanufacturing operation in the world; we believe that this is the first time that any rebuilder of this nature has been so certified. Certification assures us of consistent and improving quality, increases the loyalty of existing customers, and is an excellent selling point for prospects.

Maxair of Fort Worth, Texas, an operation of the Temperature Control Division (TCD) which manufactures air conditioning accumulators, hose assemblies, evaporators and heater cores, also earned QS9000 certification in 2001.



The entire Grapevine, Texas compressor remanufacturing division earned QS9000 and ISO9001 certification in 2001.



In 2001, ACI received a large contract from AC-Delco to supply window lift motors.

ACI, a manufacturer of window lift motors and washer pumps, was already certified in ISO9001. As a result of this, in 2001 ACI received a contract to supply AC Delco with motors. This single contract nearly doubled ACI's sales, and additional motor production will be added in late 2002.

Distribution

TCD will begin distribution from Disputanta, Virginia beginning in early 2002. This will bring the total to four distribution centers serving our North American customers; the others are in Georgia, Texas, and California.

Returns

For a number of years, air conditioning warranty returns had been increasing industry-wide. We investigated, and found that a major part of TCD's returns were "alleged warranty", often caused by improper installation. After looking closely into a number of such cases, our investigation revealed that an incomplete repair job on the vehicle had often been performed by neglecting to flush the system, failing to replace auxiliary parts, or failing to notice defects elsewhere in the system.

Beginning in 2000, we imposed strict rules for returns: the warranty would not be allowed unless the servicing dealer submitted proof that a complete repair job was done. Simultaneously, we introduced new training programs for counterpeople and installers, emphasizing the clinics and professional seminars which we offered at the same time. In 2000 and again in 2001, TCD warranty returns were reduced significantly from peak 1999 levels, by our combination of a heightened emphasis on installer training and this new, stricter return policy. Even more importantly, installers now follow our prescribed procedure, and thereby also do a better job for their customers. We confidently expect the service improvements and the reduced return levels to continue into the future.

Celebrating Our People

Strength

As often stated by Nathaniel Sills, the late Chairman of the Board of Directors, "the Company's most valuable asset is not on the balance sheet – it's the people." Standard is unique in its ability to attract and hold diligent employees, and the good work that they do often makes the difference between "just doing it" and doing it well.

Sales Force

Ever since the 1930's, Standard has been acknowledged to have the best-trained and best-motivated sales force in the auto aftermarket. Recently the Chally Group (a survey organization) and Selling Power magazine surveyed more than 7,300 U.S. businesses, including giants like Microsoft, IBM, Kodak and AT&T, to determine the best sales forces in specific categories. Standard was the top-rated sales force in the auto aftermarket, even though we were by far the smallest company in the winners' circle.

Customer Awards

Over the years, customers have honored us with many sales awards such as "Vendor of the Year," "Outstanding Manpower," etc. In December, the Aftermarket Auto Parts Alliance – All Pro, Auto Value, and Bumper-to-Bumper – formally recognized Standard's "outstanding manpower support" with their 2001 Supplier Award.

Teams

Starting in 1994 in the Edwardsville, Kansas business unit, all of the Company's manufacturing divisions have now been organized by work function into teams. For example, the Long Island City people responsible for manufacturing and packing distributor caps are members of a group called the Assemblers Team. The team concept begins with an emphasis on Lean Manufacturing techniques (dividing the work force into smaller "cell" units and minimizing work-in-process) but in addition, all team members



Top Row (Left): **This employee, like most Standard people, has many years on the job, and knows the details of each customer's history.** *(Center):* **Producers Team members plan revision of a brochure. Computer artists and marketing people discuss which past efforts have been successful, and why.** *(Right):* **Standard executives receive Aftermarket Auto Parts Alliance 2001 award for "Outstanding Manpower Support."** *(Bottom):* **Standard's sales force is highly rated, and has won many honors and sales awards for its exceptional service to customers.**

have a direct voice in the affairs of their team, are cross-trained in each other's jobs, and thereby have a better understanding of what they're doing, and why. Since its introduction, the team concept has greatly improved efficiency, speeded customer response time, and substantially reduced scrap and rework, and most important, created an environment of cooperation and trust.

Six Sigma

In 1997 we began to implement an Economic Value Added (EVA) program, as a device to tie executive compensation to increased return on capital, more efficient use of assets, and enhanced shareholder value. As a logical extension of the team concept and of EVA, we have now made a Company-wide commitment to *Six Sigma*, a quality control method for developing and delivering near-perfect products and services. A number of key Company employees have already attended *Six Sigma* workshops (sponsored by GE Capital), and a Work-Out ™ session included employees of Sales, Marketing and Finance, aimed at making it easier for salespeople to sign up installers for the Standard Plus Club (a membership club for installers). Using problem-solving techniques and process mapping, GE's facilitators led the Standard team through the structured Work-Out ™ approach, generating many new ideas to improve the sign-up process. We are planning more Work-Out™ sessions in the months ahead, and employees from all over the Company will be included. The *Six Sigma* process will become a way of life at Standard, and we look forward to all the possibilities it will bring.

Honoring 9/11's Heroes

Standard's Long Island City employees contributed generously to a fund benefitting the victims of the September 11, 2001 attack, and the Company matched the employees' contributions for a total of more than $60,000. One-half of the total was donated to the Widows' and Orphans' Fund of the local firehouse (45th Battalion at 37-20 29th Street, Long Island City), and the remainder was donated to a general fund to aid the victims of the attack.



Office employees of Sales, Marketing and Finance in a *Six Sigma* Work-Out™ session ponder the advantages of easing salesmen's sign-up procedures.



Standard contributed more than $60,000 to aid families of local firemen who were victims of the 9/11 attacks on New York's World Trade Center.

25-Year Club

Standard has always made special efforts to recognize the contributions made by its people. In 1950 the Company began a most important tradition: a testimonial dinner was given to honor two employees who had completed 25 years of valued service. The "25 Year Club" has become a major Company institution; it meets every two years to induct new members and honor the service of office and factory workers, foremen, salesmen, managers and executives alike. A remarkable total of 245 people have been honored with membership, including hundreds who are still actively employed, in fact, four people have been inducted into the 50 Year Club.



The "25 Year Club" celebrates the induction of new members.

Longevity

The employees at Standard's Long Island City office and factory have an average of 28 years on the job – a tremendous figure by any measure. A great many of Standard's employees originally moved to the United States from other countries; they represent all the nations of the world, have names and accents which hint at their origins, and speak many languages besides English. As a direct result of their years at Standard, they are thoroughly trained in and very familiar with their jobs and with the Company. When promoted and trained for new jobs, they only need minimal "break-in" periods, with little or no time spent in costly orientation. We are intensely proud of our people, and proudly admit that they are our strongest asset.



Production worker, with years of experience at Standard, knows details of his job and what customers seek in the Company's products.

Liquidity and Capital Resources

In 2001, cash provided by operations amounted to $40.2 million, compared to cash used in operations of $1.0 million in 2000 and cash provided by operations of $21.0 million in 1999. The improvement is primarily attributable to the Company's efforts to reduce inventory levels from their elevated levels of December 31, 2000. This improvement was offset by a reduction in accounts payable and the decrease in earnings.

Inventory decreased by $57.0 million as a result of the Company's inventory reduction program, which resulted primarily from reduced production and purchases, and where needed, the temporary closing of manufacturing facilities. The reductions have affected both the Engine Management and Temperature Control segments. Inventory turnover was 2.1x in 2001 vs. 1.8 x in 2000, on a rolling twelve-month basis, reflecting the high inventory levels at December 31, 2000, and should improve as a result of the inventory reduction efforts. Future reductions are planned in 2002; however, such reductions are expected to be more modest than in 2001.

In comparing 2000 and 1999, there are two reasons for the increase in inventory levels and the decrease in inventory turns (1.8 x in 2000 vs. 2.7 x in 1999). First, with respect to the Temperature Control Segment, the business is highly seasonal with sales of air conditioning parts being greatest in the second and third quarters of the year. This seasonality requires the build-up of inventory levels prior to the main selling season. As discussed in our comparison of the year 2000 vs. 1999, Temperature Control sales were significantly below the prior year and forecasted amounts. Although significant reductions were made to Temperature Control production levels in 2000, the short fall in net sales more than offset such reductions. Second, with respect to the Engine Management segment, in the third quarter of 2000, Engine Management successfully acquired a new major customer which required inventory levels to be increased in order to fill the initial pipeline of orders from this customer. In addition, the customer launch for new orders was extended into 2001, versus the fourth quarter of 2000, as originally planned.

Cash used in investing activities was $14.2 million in 2001, compared to $18.7 million in 2000. The decrease is primarily due to a reduction in capital expenditures and acquisitions. For the three years ended December 31, 2001, 2000, and 1999, capital expenditures totaled $13.7 million, $16.7 million and $14.4 million, respectively.

In December 2001, the Company signed a letter of intent to acquire Carol Cable Limited, a manufacturer and distributor of wire sets, based in England, for approximately $1.7 million. Assets consist primarily of property plant and equipment, and inventory. The purchase is expected to be completed in April 2002 with funds provided under the Company's line of credit.

On January 17, 2002, the Company purchased the Temperature Control business of Hartle Industries for approximately $4.8 million. Assets acquired consist primarily of property, plant and equipment, and inventory. The purchase was financed with funds provided under the Company's line of credit.

On March 20, 2002 the Company reached a definitive agreement to purchase the aftermarket business of Sagem Inc., a subsidiary of Johnson Controls, for approximately $11.5 million. Sagem Inc. is a basic manufacturer of fuel injectors, a product line which the Company has been purchasing, prior to the acquisition. Assets to be acquired consist primarily of property, plant and equipment, and inventory. The purchase, which is expected to close within sixty days, will be partially financed by the seller (approximately $7 million to be paid over a two year period), with the remaining funds being provided under the Company's line of credit.

Cash used in financing activities was $25.4 million in 2001, as compared to $11.5 million in 2000. The increase in cash used was primarily due to the Company's refinancing, as discussed below, offset by the discontinuance of stock repurchases. Dividends paid for the three years ended December 31, 2001, 2000 and 1999 were $4.2 million, $4.3 million and $4.5 million, respectively. In the third quarter of 1999, the Board of Directors increased the regular quarterly dividend from $.08 to $.09 per share.

The Company, effective April 27, 2001, entered into an agreement with GE Capital Corp. and a syndicate of lenders for a new secured revolving credit facility. The former unsecured revolving credit facility was set to expire on November 30, 2001. The new credit agreement is for a term of five years and provides for a line of credit up to $225 million. The initial proceeds have been used to refinance approximately $97 million of the outstanding indebtedness under the Company's former bank line of credit, the 7.56% senior note of $52 million, a $25 million accounts receivable sale arrangement, and the Canadian Credit Facility of $5 million. The Company recorded an extraordinary loss of approximately $2.8 million, net of taxes, in the second quarter of 2001, for a prepayment penalty and write-off of unamortized fees for the retirement of the above related debt. Availability under the new credit facility is based on a formula of eligible accounts receivable, eligible inventory and eligible fixed assets. Direct borrowings bear interest at the Prime Rate plus the applicable margin (as defined) or the LIBOR Rate plus the applicable margin (as defined), at the option of the Company. Borrowings are collateralized by accounts receivable, inventory and fixed assets of the Company and its subsidiaries. The terms of the new revolving credit facility contain, among other provisions, requirements of maintaining defined levels of tangible net worth and specific limits or restrictions on additional indebtedness, capital expenditures, liens and acquisitions.

In July 2001, the Company entered into interest rate swap agreements to manage its exposure to interest rate changes. The swaps effectively convert a portion of the Company's variable rate debt under the revolving credit facility to a fixed rate, without exchanging the notional principal amounts. At December 31, 2001, the Company had two outstanding interest rate swap agreements maturing in January 2003 and 2004, with aggregate notional principal amounts of $75 million. Under these agreements the Company receives a floating rate based on the LIBOR interest rate, and pays a fixed rate of 4.92% on a notional amount of $45 million and 4.37% on a notional amount of $30 million.

On July 26, 1999, the Company issued 6.75% Convertible Subordinated Debentures in the aggregate principal amount of $90 million. The Debentures are convertible into approximately 2,796,000 shares of the Company's common stock, and mature on July 15, 2009. The proceeds from the Convertible Debentures were used to prepay an 8.6% senior note payable, reduce short term bank borrowings and repurchase a portion of the Company's common stock.

The Company sold certain accounts receivable to an independent financial institution through its wholly-owned subsidiary, SMP Credit Corp., a qualifying special-purpose corporation. In May 1999 SMP Credit Corp. entered into a three year agreement whereby it could sell up to a $25 million undivided ownership interest in a designated pool of certain of these eligible receivables. This agreement was terminated in 2001 as part of the new credit facility described above. At December 31, 2000, net accounts receivable amounting to $25 million had been sold under this agreement.

During the years 1998 through 2000, the Board of Directors authorized multiple repurchase programs under which the Company could repurchase shares of its common stock. During such years, $26.7 million (in aggregate) of common stock has been repurchased to meet present and future requirements of the Company's stock option programs and to fund the Company's ESOP. As of December 31, 2001 the Company has Board authorization to repurchase additional shares at a maximum cost of $1.7 million.

The Company expects capital expenditures for 2002 to be approximately $14 million, primarily for new machinery and equipment.

The Company's profitability and working capital requirements have become more seasonal with the increased sales mix of temperature control products. Working capital requirements usually peak near the end of the second quarter, as the inventory build-up of air conditioning products is converted to sales and payments on the receivables associated with such sales begin to be received. These increased working capital requirements are funded by borrowings from our lines of credit.

The Company anticipates that its present sources of funds will continue to be adequate to meet its near term needs.

Comparison of 2001 to 2000

Net sales in 2001 were $608.1 million, a slight increase of $4.1 million as compared to net sales of $604.0 million in 2000. The increase in net sales was a result of new business, offsetting decreases in our existing traditional business lines. The Engine Management Division benefited from a full year of sales to the new major customer acquired during the third quarter of 2000 (incremental sales of approximately $6 million in 2001), along with additional wire set business from a major group of warehouse distributors. With respect to Temperature Control, we regained a major retail customer we lost in early 2000 (net sales approximated $30 million in 2001, excluding pipeline fill). Excluding this new business, sales to existing accounts decreased, primarily a result of another cool summer for air conditioning, and the continuing inventory reduction program on the part of many of our customers.

Gross margins, as a percentage of net sales, decreased to 27.9% from 31.1% in 2000. The overall decrease in gross margins was primarily due to our successful inventory reduction programs. The reduction in gross margins was across all product lines as the Company originally targeted a $30 million inventory reduction in 2001. Actual inventory reduction amounted to $57 million, while maintaining high customer service fill levels. These changes reflect the impact of underabsorbed overhead costs as a result of cutting production and temporarily closing manufacturing facilities at both Engine Management and Temperature Control facilities. We expect 2002 gross margin increases in both Engine Management and Temperature Control as a result of price increases and improved fixed overhead absorption, despite further inventory reduction efforts.

Selling, general and administrative expenses (SG&A) decreased by $3.1 million to $154.3 million as compared to $157.4 million in 2000. This decrease reflects the focus on the Company's cost reduction efforts with benefits primarily in the marketing and distribution areas in the Temperature Control segment.

Operating income decreased by $15.1 million as compared to 2000, primarily due to the lower gross margins as discussed above.

Other income, net increased by $1.8 million as compared to 2000. The increase is primarily due to the reduction of fees related to the termination of the sale of accounts receivable agreement and an increase in interest and dividend income.

Interest expense decreased slightly by $0.6 million as compared to 2000, due to lower interest rates and lower average borrowings.

Income tax expense decreased to $0.1 million in 2001 from $2.9 million in 2000. The decrease is primarily due to overall lower earnings. The effective tax rate increased from 22% in 2000 to 32% in 2001. The increase is primarily due to a decrease in earnings from the Company's foreign subsidiaries, which have lower tax rates than the United States statutory rate.

Comparison of 2000 to 1999

Net sales in 2000 were $604.0 million, a decrease of $50.3 million or 7.7% when compared to 1999. Net sales in Temperature Control decreased by $56.8 million primarily due to a significant retail customer achieving substantial inventory reductions; loss of a major retail customer early in the year (contributed approximately $18.5 million to the overall decrease); and a very cool and wet summer in the northeast and midwest. The customer that was lost in 2000 was re-acquired in the beginning of 2001. With respect to Engine Management, net sales in 2000 were $297.4 million, an increase of $5.6 million or 1.9% when compared to 1999. The increase reflects the successful acquisition of a major new customer in the third quarter of 2000 (contributed approximately $6.4 million of net sales for the year ended December 31, 2000).

Significant warranty and overstock returns in our Temperature Control segment adversely impacted financial performance in 1999. With respect to warranty returns, after thorough analysis of related warranty claims, the Company has taken specific actions to reduce compressor warranty returns in 2000 and beyond. The Company has instituted new counterperson and installer training programs, increased emphasis on clinics and professional seminars for installers, and tightened rules for authorized warranty returns (the Company believes this to be the major improvement, which was previously not required).

Beginning in 2000, it is a requirement that each and every compressor returned for warranty credit must have either a service repair work order or a purchase receipt providing proof that a number of additional auxiliary parts were replaced concurrently (i.e. accumulator, orifice tube, in-line filter, condenser) and that an air conditioning system flushing with an approved solvent was performed. If the twelve step process is not performed as defined by the Company, the warranty is void.

With respect to overstock returns, 1999 was adversely impacted by the Company's decision to accept customer returns in connection with the Company's decision to discontinue the offering of certain Temperature Control products. The year 2000 was absent of any such significant decision. In addition, during 2000, the Company placed further restrictions on the amounts that customers can return as overstock returns.

Gross margins, as a percentage of net sales, increased to 31.1% in 2000 from 28.8% in 1999. Temperature Control gross margins were positively impacted by reduced customer returns and an increase in net pricing. Engine Management margins were positively impacted by increased sales volume, increases in net pricing and certain cost reductions activities discussed below.

In connection with cost reduction activities, the year

2000 was benefited by the consolidation of three distribution centers into one in our Temperature Control segment, merging our existing fan clutch operations in our Temperature Control segment, and moving two U.S. manufacturing plants to a single facility in Mexico in the Engine Management segment. The aforementioned initiatives improved operating income of Temperature Control and Engine Management segments by approximately $2.0 million and $1.5 million, respectively.

Selling, general and administrative expenses (SG&A) decreased approximately $1.2 million in 2000, primarily a result of the cost reduction efforts described in the previous paragraph and a decrease in bad debt expense as compared to 1999.

Operating income increased by $1.1 million, or 3.8% in 2000. Results of the Engine Management Division, as compared to a year ago, reflected an increase in operating income of $11.9 million due to higher sales, favorable overhead absorption and cost reduction activities. Operating Income at the Temperature Control Division decreased by $5.8 million, primarily due to the net sales decrease reasons cited above. The Company has strengthened its controls and procedures for accepting authorized customer warranty returns in 2000, and has completed the consolidation of its manufacturing and distribution facilities. These changes have had a favorable impact on 2000 results and are expected to provide future benefits.

Other income, net, was approximately $.5 million, comparing favorably to other expense, net of $1.6 million in 1999. This is primarily the result of our 1999 decision to exit the Heat Battery joint venture in Canada. Interest expense increased by approximately $2.1 million to $18 million in 2000, primarily due to higher average borrowings resulting from elevated inventory levels and decreased sales.

Income tax expense decreased from $3.3 million in 1999 to $2.9 million in 2000. The effective tax rate also decreased from 28% in 1999 to 22% in 2000 due to an increase in earnings from the Company's Puerto Rico and Hong Kong subsidiaries, which have lower tax rates than the United States statutory rate.

On March 13, 2000, the Company prepaid the entire outstanding balance of the 10.22% senior note payable in the amount of $14 million. In connection with this prepayment, the Company incurred an extraordinary loss of $0.5 million net of taxes, for prepayment penalties and the write-off of deferred loan costs.

Impact of Inflation

Although inflation is not a significant issue, the Company's management believes it will be able to continue to minimize any adverse effect of inflation on earnings. This will be achieved principally by cost reduction programs and, where competitive situations permit, selling price increases.

Future Results of Operations

The Company continues to face competitive pressures. In order to sell at competitive prices while maintaining profit margins, the Company is continuing to focus on overhead and cost reductions.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements of this Annual Report. Note that our preparation of this Annual Report requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

We derive our revenue primarily from sales which include replacement parts for motor vehicles, from both our Engine Management and Temperature Control Divisions. The Company recognizes revenue from product sales upon shipment to customers. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

Sales Returns and Other Allowances and Allowance for Doubtful Accounts

The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period (see discussion on "Recently Issued Accounting Standards"). Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. Similarly, our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations (continued)

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $14.2 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends.

In 2002, Statement of Financial Accounting Standards ("SFAS)" No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize approximately $38 million of goodwill. We recorded approximately $3.6 million of amortization on these amounts during 2001. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. (See discussion on "Recently Issued Accounting Standards").

Other Loss Reserves

We have numerous other loss exposures, such as environmental claims, product liability (including asbestos matters) and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment in regard to risk exposure and ultimate liability. We estimate losses using consistent and appropriate methods; however, changes to our assumptions could materially affect our recorded liabilities for loss.

Recently Issued Accounting Standards

In May 2000 and April 2001, the FASB Emerging Issues Task Force (the "EITF") issued new guidelines entitled "Accounting for Certain Sales Incentives" and "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" respectively (the "Guidelines"). These Guidelines address when sales incentives and discounts should be recognized and the accounting for certain costs incurred by a vendor on behalf of a customer, as well as where the related revenues and expenses should be classified in the financial statements. The Guidelines, as amended, are effective beginning January 1, 2002, and prior years' financial statements will be restated for purposes of comparability. The adoption of these guidelines will not have an effect on the Company's net earnings; however, certain costs incurred by the Company and historically recorded as selling, general and administrative expense will be reclassified and treated as a reduction from gross sales to derive net sales.

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria to determine whether intangible assets acquired in a business combination should be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 142 after its adoption. The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. As of the date of adoption of SFAS No. 142, the Company has unamortized goodwill in the amount of $38 million. Amortization expense related to goodwill was $3.6 million, $3.5 million and $3.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Management is currently analyzing the impact of adoption of this standard, but believes this standard is likely to result in the impairment of a portion of the Company's goodwill. The Company has substantially completed the first step of the initial impairment test required by the standard and identified approximately $16 million of goodwill that may be impaired based on the new requirements. The Company will complete the impairment testing required to determine the actual amount of goodwill impairment in the first fiscal quarter of 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company is required and plans to adopt the provisions of Statement No. 143 for the quarter ending March 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of Statement No. 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

In August 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144), which supersedes both FASB

Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121) and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121. For example, Statement 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived assets that will be disposed of other than by sale. Statement 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike Statement 121, an impairment assessment under Statement 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under Statement No. 142, Goodwill and Other Intangible Assets.

The Company is required to adopt Statement 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. Management does not expect the adoption of Statement 144 for long-lived assets held for use to have a material impact on the Company's financial statements because the impairment assessment under Statement 144 is largely unchanged from Statement 121. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of Statement 144 will have on the Company's financial statements.

Forward-Looking Information

This Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Condition and other Sections of this Report contain forward-looking statements. Forward-looking statements in this report are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects" and similar expressions. These statements represent our expectations based on current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our actual results could differ materially from those which are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to a number of factors, including economic and market conditions; the performance of the aftermarket sector; changes in business relationships with our major customers and in the timing, size and continuation of our customers' programs; the ability of our customers to achieve their projected sales; competitive product and pricing pressures; increases in production or material costs that cannot be recouped in product pricing; successful integration of acquired businesses; as well as other risks and uncertainties, and those detailed herein and from time to time in the filings of the Company with the Securities and Exchange Commission. Those forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)	Years Ended December 31, 2001	2000	1999
Net sales (Note 6)	**$608,073**	$604,009	$654,282
Cost of sales	**438,215**	415,965	466,110
Gross profit	**169,858**	188,044	188,172
Selling, general and administrative expenses	**154,315**	157,380	158,628
Operating income	**15,543**	30,664	29,544
Other income (expense), net (Notes 3 and 13)	**2,343**	497	(1,564)
Interest expense	**17,430**	18,045	15,951
Earnings before taxes and extraordinary item	**456**	13,116	12,029
Provision for income taxes (Note 14)	**144**	2,886	3,344
Earnings before extraordinary item	**312**	10,230	8,685
Extraordinary loss on early extinguishment of debt, net of taxes of $975, $364 and $707 in 2001, 2000 and 1999, respectively. (Note 7)	**2,797**	501	1,060
Net earnings (loss)	**$ (2,485)**	$ 9,729	$ 7,625
Net earnings (loss) Per Common Share - Basic:			
Earnings before extraordinary item	**$ 0.03**	$ 0.86	$ 0.66
Extraordinary (loss) from early extinguishment of debt	**(0.24)**	(0.04)	(0.08)
Net earnings (loss) Per Common Share - Basic	**$ (0.21)**	$ 0.82	$ 0.58
Net earnings (loss) Per Common Share - Diluted:			
Earnings before extraordinary item	**$ 0.03**	$ 0.85	$ 0.66
Extraordinary (loss) from early extinguishment of debt	**(0.24)**	(0.04)	(0.08)
Net earnings (loss) Per Common Share - Diluted	**$ (0.21)**	$ 0.81	$ 0.58
Average number of common shares	**11,774,591**	11,933,774	13,073,272
Average number of common shares and dilutive common shares	**11,830,737**	11,974,341	13,145,743

See accompanying notes to consolidated financial statements.



Consolidated Balance Sheets

	(Dollars in thousands)	December 31, 2001	December 31, 2000
Assets	Current assets:		
	Cash and cash equivalents	**$ 7,496**	$ 7,699
	Accounts receivable, less allowances for discounts and doubtful accounts of $4,362 and $4,577 in 2001 and 2000, respectively (Notes 3 and 7)	**117,965**	106,261
	Inventories (Notes 4 and 7)	**177,291**	234,257
	Deferred income taxes (Note 14)	**12,316**	12,482
	Prepaid expenses and other current assets	**13,881**	12,060
	Total current assets	**328,949**	372,759
	Property, plant and equipment, net (Notes 5 and 7)	**101,646**	104,536
	Goodwill, net	**38,040**	40,685
	Other assets (Notes 6 and 11)	**40,794**	31,416
	Total assets	**$509,429**	$549,396
Liabilities and Stockholders' Equity	Current liabilities:		
	Notes payable (Note 7)	**$ 4,075**	$ 38,930
	Current portion of long-term debt (Note 7)	**1,784**	13,643
	Accounts payable	**26,110**	56,612
	Sundry payables and accrued expenses	**41,968**	49,671
	Accrued customer returns	**18,167**	17,693
	Payroll and commissions	**8,489**	8,119
	Total current liabilities	**100,593**	184,668
	Long-term debt (Notes 7 and 8)	**200,066**	150,018
	Postretirement benefits other than pensions and other accrued liabilities (Notes 11 and 12)	**23,083**	20,405
	Commitments and contingencies (Notes 7, 9, 10, 11, 12 and 17)		
	Stockholders' equity (Notes 7, 8, 9, 10 and 11):		
	Common Stock – par value $2.00 per share:		
	Authorized 30,000,000 shares, issued and outstanding 11,823,650 and 11,695,179 shares in 2001 and 2000, respectively	**26,649**	26,649
	Capital in excess of par value	**1,877**	2,541
	Retained earnings	**183,532**	190,253
	Accumulated other comprehensive loss	**(3,722)**	(591)
		208,336	218,852
	Less: Treasury stock – at cost (1,500,826 and 1,629,297 shares in 2001 and 2000, respectively)	**22,649**	24,547
	Total stockholders' equity	**185,687**	194,305
	Total liabilities and stockholders' equity	**$509,429**	$549,396

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	(In thousands)	Years Ended December 31, 2001	2000	1999
Cash Flows From Operating Activities	Net earnings (loss)	**$(2,485)**	$ 9,729	$ 7,625
	Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
	Depreciation and amortization	**18,909**	18,922	17,230
	Gain on disposal of property, plant & equipment	**(265)**	(99)	(2,564)
	Equity (income) loss from joint ventures	**(844)**	(702)	4,118
	Employee stock ownership plan allocation	**713**	1,032	1,739
	Tax benefit related to employee stock options	**48**	—	290
	Increase in deferred income taxes	**(3,628)**	(897)	(4,552)
	Extraordinary loss on repayment of debt	**3,772**	865	1,767
	Change in assets and liabilities, net of effects from acquisitions:			
	Decrease in accounts receivable, net	**13,296**	14,793	10,782
	(Increase) decrease in inventories	**56,966**	(44,666)	(5,944)
	(Increase) decrease in prepaid expenses and other current assets	**(1,821)**	388	(947)
	(Increase) decrease in other assets	**(7,745)**	3,811	(1,514)
	Increase (decrease) in accounts payable	**(30,502)**	14,413	(10,349)
	Increase (decrease) in sundry payables and accrued expenses	**(9,749)**	(16,724)	1,129
	Increase (decrease) in other liabilities	**3,524**	(1,818)	2,174
	Net cash provided by (used in) operating activities	**40,189**	(953)	20,984
Cash Flows From Investing Activities	Proceeds from the sale of property, plant and equipment	**652**	657	8,420
	Capital expenditures, net of effects from acquisitions	**(13,740)**	(16,652)	(14,423)
	Payments for acquisitions, net of cash acquired	**(1,069)**	(2,718)	(17,381)
	Net cash used in investing activities	**(14,157)**	(18,713)	(23,384)
Cash Flows From Financing Activities	Net borrowings (repayments) under line-of-credit agreements	**71,935**	36,285	(819)
	Net proceeds from issuance of long-term debt	**—**	—	86,568
	Principal payments and retirement of other long-term debt	**(93,601)**	(29,119)	(54,664)
	Proceeds from exercise of employee stock options	**473**	—	1,830
	Purchase of treasury stock	**—**	(14,345)	(9,765)
	Dividends paid	**(4,236)**	(4,324)	(4,456)
	Net cash (used in) provided by financing activities	**(25,429)**	(11,503)	18,694
	Effect of exchange rate changes on cash	**(806)**	(1,512)	629
	Net (decrease) increase in cash and cash equivalents	**(203)**	(32,681)	16,923
	Cash and cash equivalents at beginning of year	**7,699**	40,380	23,457
	Cash and cash equivalents at end of year	**$ 7,496**	$ 7,699	$40,380
	Supplemental disclosure of cash flow information:			
	Cash paid during the year for:			
	Interest	**$17,403**	$18,943	$14,733
	Income taxes	**$ 2,792**	$ 2,776	$ 6,205

See accompanying notes to consolidated financial statements.



Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2001, 2000 and 1999

(in thousand)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 1998	$ 26,649	$ 2,951	$ 181,679	$ (516)	$ (5,738)	$ 205,025
Comprehensive Income:						
Net earnings			7,625			7,625
Foreign currency translation adjustment				1,230		1,230
Total comprehensive income						8,855
Cash dividends paid			(4,456)			(4,456)
Exercise of employee stock options		(381)			2,211	1,830
Tax benefits applicable to the exercise of employee stock options		290				290
Employee Stock Ownership Plan		97			1,642	1,739
Purchase of treasury stock					(9,765)	(9,765)
Balance at December 31, 1999	26,649	2,957	184,848	714	(11,650)	203,518
Comprehensive Income:						
Net earnings			9,729			9,729
Foreign currency translation adjustment				(1,305)		(1,305)
Total comprehensive income						8,424
Cash dividends paid			(4,324)			(4,324)
Employee Stock Ownership Plan		(416)			1,448	1,032
Purchase of treasury stock					(14,345)	(14,345)
Balance at December 31, 2000	26,649	2,541	190,253	(591)	(24,547)	194,305
Comprehensive Loss:						
Net loss			(2,485)			(2,485)
Foreign currency translation adjustment				(1,086)		(1,086)
Unrealized loss on interest rate swap agreements				(2,045)		(2,045)
Total comprehensive loss						(5,616)
Cash dividends paid			(4,236)			(4,236)
Exercise of employee stock options		(295)			768	473
Tax benefits applicable to the exercise of employee stock options		48				48
Employee Stock Ownership Plan		(417)			1,130	713
Balance at December 31, 2001	**$26,649**	**$1,877**	**$183,532**	**$(3,722)**	**$(22,649)**	**$185,687**

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Standard Motor Products, Inc. (the "Company") is engaged in the manufacture and sale of automotive replacement parts. The consolidated financial statements include the accounts of the Company and all subsidiaries in which the Company has more than a 50% equity ownership. The Company's investments in unconsolidated affiliates are accounted for on the equity method. All significant intercompany items have been eliminated.

Use of Estimates

In conformity with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, depreciation and amortization of long-lived assets, product liability and litigation matters, deferred tax asset valuation allowance and sales return allowances. Actual results could differ from those estimates.

Reclassifications

Where appropriate, certain amounts in 2000 and 1999 have been reclassified to conform with the 2001 presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

At December 31, 2001 and 2000, held-to-maturity securities amounted to $7.2 million. Held-to-maturity securities consist primarily of U.S. Treasury Bills and corporate debt securities which are reported at amortized cost which approximates fair value. As of December 31, 2001, the held-to-maturity securities mature within two years.

Inventories

Inventories are stated at the lower of cost (determined by means of the first-in, first-out method) or market.

Derivative Instruments and Hedging Activities

In June 1998 and June 2000, the FASB issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. For derivatives that have been formally designated as a cash flow hedge (interest rate swap agreements), the effective portion of changes in the fair value of the derivatives are recorded in "other comprehensive income (loss)." Payment or receipts on interest rate swap agreements are recorded in the "interest expense" caption in the statement of operations. The Company had no outstanding derivatives as of January 1, 2001.

Property, Plant and Equipment

These assets are recorded at cost and are depreciated using the straight-line method of depreciation over the estimated useful lives as follows:

	Estimated Life
Buildings and Improvements	10 to 33-1/2 years
Machinery and equipment	7 to 12 years
Tools, dies and auxiliary equipment	3 to 8 years
Furniture and fixtures	3 to 12 years
Computer software	3 to 10 years
Leasehold improvements	10 years or life of lease

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, has been amortized on a straight-line basis over the estimated period of expected benefit, generally 15 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. Accumulated amortization at December 31, 2001 and 2000 was $16.4 million and $12.8 million. Goodwill will no longer be amortized upon adoption of Statement of Financial Accounting Standards (SFAS) No.142, "Goodwill and Other Intangible Assets," (See discussion in "Recently Issued Accounting Standards").

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Foreign Currency Translation

Assets and liabilities are translated into U.S. dollars at year end exchange rates and revenues and expenses are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) and remains there until the underlying foreign operation is liquidated or substantially disposed of.

Revenue Recognition

The Company recognizes revenues from product sales upon shipment to customers. The Company estimates and records provisions for cash discounts, quantity rebates, sales returns and warranties, in the period the sale is recorded, based upon its prior experience.

Postretirement Benefits other than Pensions

The annual net postretirement benefit liability and related expense under the Company's benefit plans are determined on an actuarial basis. Benefits are determined primarily based upon employees' length of service.

Income Taxes

Income taxes are calculated using the liability method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes." Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

Net Earnings Per Common Share

The Company presents two calculations of earnings per common share. "Basic" earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus potentially dilutive common shares. Potentially dilutive common shares that are anti-dilutive are excluded from net earnings per common share.

The following is a reconciliation of the shares used in calculating basic and dilutive net earnings per common share.

(In thousands)	**2001**	2000	1999
Weighted average common shares	**11,775**	11,934	13,073
Effect of stock options	**56**	40	73
Weighted average common equivalent shares outstanding assuming dilution	**11,831**	11,974	13,146

The average shares listed below were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(In thousands)	**2001**	2000	1999
Stock options	**625**	861	552
Convertible debentures	**2,796**	2,796	1,165

Stock Option Plans

The Company accounts for its stock option plans in accordance with the provisions of SFAS No.123 "Accounting for Stock Based Compensation." As permitted by this statement, the Company has chosen to continue to apply the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" and related interpretations including SFAS interpretation No.44, "Accounting for certain transactions involving stock compensation and interpretation of APB No.25," issued in March 2001. Accordingly, no compensation expense has been recognized for options granted because the exercise price is equal to the fair value of the stock at the date of grant. As required, the Company provides pro forma net income and pro forma earnings per share disclosures for stock option grants, as if the fair value based method defined in SFAS No.123 had been applied.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, such receivables are primarily from warehouse distributors and major retailers in the automotive aftermarket industry located in the United States. The Company performs ongoing credit evaluations of its customers' financial conditions. Members of one marketing group represent the Company's largest group of customers and accounted for approximately 14%, 15% and 14% of consolidated net sales for the years ended December 31, 2001, 2000 and 1999, respectively. One individual member of this marketing group accounted for 10%, 9%, and 9% of net sales for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's five largest individual customers, including members of this marketing group, accounted for 42%, 33% and 35% of net sales in 2001, 2000 and 1999, respectively.

Recently Issued Accounting Standards

In May 2000 and April 2001, the FASB Emerging Issues Task force (the "EITF") issued new guidelines entitled "Accounting for Certain Sales Incentives" and "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the "Vendor's Products," respectively, (the "Guidelines"). These Guidelines address when sales incentives and discounts should be recognized and the accounting for certain costs incurred by a vendor on behalf of a customer, as well as where the related revenues and expenses should be classified in the financial statements. The Guidelines, as amended, are effective beginning January 1, 2002 and prior years' financial statements will be restated for purposes of comparability. The adoption of these guidelines will not have an effect on the Company's net earnings, however, certain costs incurred by the Company and historically recorded as selling, general and administrative expense will be reclassified and treated as a reduction from gross sales to derive at net sales.

In June 2001, the FASB issued SFAS No.141, Business Combinations, (SFAS No.141) and SFAS No.142, Goodwill and Other Intangible Assets (SFAS No.142). SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No.141 also specifies criteria to determine whether intangible assets acquired in a business combination should be recognized and reported separately from goodwill. SFAS No.142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No.142. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. SFAS No.142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No.121 and subsequently, SFAS No.142 after its adoption. The Company adopted the provisions of SFAS No.141 as of July 1, 2001, and SFAS No.142 is effective January 1, 2002. As of the date of adoption of SFAS No.142, the Company has unamortized goodwill in the amount of $38 million. Amortization expense related to goodwill was $3.6 million, $3.5 million and $3.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Management is currently analyzing the impact of adoption of this Standard, but believes this Standard is likely to result in the impairment of a portion of the Company's goodwill. The Company has substantially completed the first step of the initial impairment test required by the Standard and identified approximately $16 million of goodwill that may be impaired based on the new requirements. The Company will complete the impairment testing required to determine the actual amount of goodwill impairment in the first fiscal quarter of 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

2. ACQUISITIONS

In January 2000, the Company completed the purchase of Vehicle Air Conditioning Parts, located in England, which has subsequently been named "Four Seasons UK, LTD." In July 2000, the Company completed the purchase of Automotive Heater Exchange SRL in Massa, Italy. In addition, during 2000 and 2001, the Company increased its ownership percentage in Standard Motor Products Holdings Limited, formerly Intermotor Holdings Limited, from 74.25% to 86%. In aggregate, approximately $3.8 million was incurred in connection with these acquisitions. Such acquisitions had an immaterial effect on net earnings.

During 1999, the Company acquired and accounted for as a purchase, the following business: In January 1999, the Company acquired 85% of the stock of Webcon UK Limited, and, through its UK joint venture Blue Streak Europe Limited, Webcon's affiliate Injection Correction UK Limited located in Sunbury-on-Thames England, for approximately $3.5 million. The remaining 15% was acquired in January 2000. The acquisition increased consolidated net sales by approximately $12 million in 1999 and had an immaterial effect on net earnings for the year ended December 31, 1999.

In February 1999, the Company acquired 100% of the stock of Eaglemotive Corporation for approximately $12.4 million. The acquisition increased consolidated net sales by approximately $22 million in 1999 and had an immaterial effect on net earnings for the year ended December 31, 1999.

In April 1999, the Company acquired Lemark Auto Accessories Limited, located in Redditch, England, for approximately $1.9 million. The acquisition increased consolidated net sales by approximately $3 million and had an immaterial effect on net earnings for the year ended December 31, 1999.

The Company's acquisitions were funded from cash and short term borrowings. Assets acquired in all of the acquisitions consisted primarily of inventory and property, plant and equipment. The purchase prices have been allocated to the assets acquired and liabilities assumed based on the fair value at the dates of acquisition. In aggregate, the excess of the purchase price over the fair value of the net assets acquired during 2001, 2000 and 1999 was approximately $1.1 million, $2.6 million and $5.7 million, respectively. The operating results of these acquired businesses have been included in the consolidated financial statements from the date of each respective acquisition.

In December 2001, the Company signed a letter of intent to acquire Carol Cable Limited, a manufacturer and distributor of wire sets, based in England, for approximately $1.7 million. Assets consist primarily of property plant and equipment, and inventory. The purchase is expected to be completed in April 2002 with funds provided under the Company's line of credit.

3. SALE OF ACCOUNTS RECEIVABLE

The Company sold certain accounts receivable through its wholly-owned subsidiary, SMP Credit Corp., a qualifying special-purpose corporation. In May 1999 SMP Credit Corp. and an independent financial institution entered into a three year agreement whereby SMP Credit Corp. could sell up to a $25 million undivided ownership interest in a designated pool of certain of these eligible receivables. This agreement was terminated in 2001 as part of the new credit facility described in Note 7. At December 31, 2000, net accounts receivables amounting to $25 million had been sold under this agreement. These sales were reflected as reductions of trade accounts receivable and the related fees and discounting expense were recorded as other expense.

4. INVENTORIES

(In thousands)	December 31, 2001	December 31, 2000
Finished goods	**$141,799**	$165,381
Work in process	**3,155**	3,552
Raw materials	**32,337**	65,324
Total inventories	**$177,291**	$234,257

5. PROPERTY, PLANT AND EQUIPMENT

(In thousands)	December 31, 2001	2000
Land, buildings and improvements	**$ 60,665**	$ 60,435
Machinery and equipment	**109,617**	101,884
Tools, dies and auxiliary equipment	**17,815**	12,035
Furniture and fixtures	**27,643**	28,340
Computer software	**10,231**	4,824
Leasehold improvements	**7,450**	7,475
Construction in progress	**6,440**	12,328
	239,861	227,321
Less accumulated depreciation and amortization	**138,215**	122,785
Total property, plant and equipment, net	**$101,646**	$104,536

Depreciation expense was $15.3 million, $15.4 million and $13.8 million for 2001, 2000 and 1999, respectively.

6. OTHER ASSETS

(In thousands)	December 31, 2001	2000
Marketable securities	**$ 7,200**	$ 7,200
Unamortized customer supply agreements	**1,892**	2,365
Equity in joint ventures	**2,149**	1,956
Deferred income taxes	**12,653**	8,859
Deferred loan costs	**5,389**	3,864
Other	**11,511**	7,172
Total other assets	**$40,794**	$31,416

Included in Other is a preferred stock investment in a customer of the Company. Net sales to such customer amounted to $57.9 million, $57.4 million and $58.0 million in 2001, 2000 and 1999, respectively.

7. CREDIT FACILITIES AND LONG-TERM DEBT

The Company, effective April 27, 2001 entered into an agreement with GE Capital Corp. and a syndicate of lenders for a new secured revolving credit facility. The former unsecured revolving credit facility was set to expire on November 30, 2001. The term of the new credit agreement is for a period of five years and provides for a line of credit up to $225 million. The initial proceeds have been used to refinance approximately $97 million of the outstanding indebtedness under the Company's former bank line of credit, a 7.56% senior note of $52 million, a $25 million accounts receivable sales arrangement and a Canadian Credit Facility of $5 million. The Company recorded an extraordinary loss of approximately $2.8 million, net of taxes, in the second quarter of 2001, for a prepayment penalty and write-off of unamortized fees for the retirement of the above related debt. Availability under the new credit facility is based on a formula of eligible accounts receivable, eligible inventory and eligible fixed assets. Direct borrowings bear interest at the Prime Rate plus the applicable margin (as defined) or the LIBOR Rate plus the applicable margin (as defined), at the option of the Company. At December 31, 2001 and 2000, the interest rate on the Company's revolving credit facilities was 4.30% and 9.75%, respectively. Borrowings are collateralized by accounts receivable, inventory and fixed assets of the Company and its subsidiaries. The terms of the new revolving credit facility contain, among other provisions, requirements of maintaining defined levels of tangible net worth and specific limits or restrictions on additional indebtedness, capital expendit ures, liens and acquisitions. The Company was in compliance with the covenants at December 31, 2001.

In addition, a foreign subsidiary of the Company has a revolving credit facility. The amount of short-term bank borrowings outstanding under that facility was $4.1 million and $3.9 million at December 31, 2001 and 2000, respectively. At December 31, 2001, the foreign subsidiary was not in compliance with certain covenants, for which it received waivers and amendments. The weighted average interest rates on these borrowings at December 31, 2001 and 2000 were 6.4% and 6.9%, respectively.

On July 26, 1999, the Company completed a public offering of convertible subordinated debentures amounting to $90 million. The Convertible Debentures carry an interest rate of 6.75%, payable semi-annually, and will mature on July 15, 2009. The Debentures are convertible into approximately 2,796,000 shares of the Company's common stock. The Company may, at its option, redeem some or all of the Debentures at any time on or after July 15, 2004, for a redemption price equal to the issuance price plus accrued interest. In addition, if a change in control, as defined, occurs at the Company, the Company will be required to make an offer to purchase the convertible debentures at a purchase price equal to 101% of their aggregate principal amount, plus accrued interest. The Company incurred fees in relation to the offering of approximately $3.4 million. Net proceeds from the offering were used to pre-pay a senior note payable, including prepayment penalties, repurchase a portion of the Company's common stock and pay down short term bank borrowings.

Under the terms of the 7.56% senior note agreement, the Company was required to repay the loan in seven equal annual installments beginning in 2000. This senior note was paid off as part of the new revolving credit facility.

Under the terms of a Canadian (CDN) credit agreement, the Company was required to repay the loan as follows: $2 million CDN in 2001 and a final payment of $6 million CDN in 2002. This credit agreement was paid off as part of the new revolving credit facility.

(In thousands)	December 31, 2001	2000
6.75% convertible subordinated debentures	**$ 90,000**	$ 90,000
Revolving credit facility	**106,790**	—
7.56% senior note	—	62,571
Canadian Credit Facility	—	5,335
Other	**5,060**	5,755
	201,850	163,661
Less current portion	**1,784**	13,643
Total non-current portion of long-term debt	**$200,066**	$150,018

Maturities of long-term debt during the five years ending December 31, 2002 through 2006 are $1.8 million, $1.3 million, $1.1 million, $0.6 million and $106.9 million, respectively.

8. INTEREST RATE SWAP AGREEMENTS

The Company does not enter into financial instruments for trading or speculative purposes. The principal financial instruments used for cash flow hedging purposes are interest rate swaps.

In July 2001, the Company entered into interest rate swap agreements to manage its exposure to interest rate changes. The swaps effectively convert a portion of the Company's variable rate debt under the revolving credit facility to a fixed rate, without exchanging the notional principal amounts. At December 31, 2001, the Company had two outstanding interest rate swap agreements maturing in January 2003 and 2004, with aggregate notional principal amounts of $75 million. Under these agreements the Company receives a floating rate based on the LIBOR interest rate, and pays a fixed rate of 4.92% on a notional amount of $45 million and 4.37% on a notional amount of $30 million. If, at any time, the swaps are determined to be ineffective, in all or in part, due to changes in the interest rate swap agreements, the fair value of the portion of the interest rate swap determined to be ineffective will be recognized as gain or loss in the statement of operations in the period. It is not expected that any gain or loss will be reported in the statement of operations during the year ending December 31, 2002.

9. STOCKHOLDERS' EQUITY

The Company has authority to issue 500,000 shares of preferred stock, $20 par value, and the Board of Directors is vested with the authority to establish and designate series of preferred, to fix the number of shares therein and the variations in relative rights as between series. On December 18, 1995, the Board of Directors established a new series of preferred shares designated as Series A Participating Preferred Stock. The number of shares constituting the Series A Preferred Stock is 30,000. The Series A Preferred Stock is designed to participate in dividends, ranks senior to the Company's common stock as to dividends and liquidation rights and has voting rights. Each share of the Series A Preferred Stock shall entitle the holder to one thousand votes on all matters submitted to a vote of the stockholders of the Company. No such shares were outstanding at December 31, 2001.

On January 17, 1996, the Board of Directors adopted a Shareholder Rights Plan (Plan). Under the Plan, the Board declared a dividend of one Preferred Share Purchase Right (Right) for each outstanding common share of the Company. The dividend was payable on March 1, 1996, to the shareholders of record as of February 15, 1996. The Rights are attached to and automatically trade with the outstanding shares of the Company's common stock.

The Rights will become exercisable only in the event that any person or group of affiliated persons becomes a holder of 20% or more of the Company's outstanding common shares, or commences a tender or exchange offer which, if consummated, would result in that person or group of affiliated persons owning at least 20% of the Company's outstanding common shares. Once the rights become exercisable they entitle all other shareholders to purchase, by payment of an $80.00 exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, subject to adjustment, with a value of twice the exercise price. In addition, at any time after a 20% position is acquired and prior to the acquisition of a 50% position, the Board of Directors may require, in whole or in part, each outstanding Right (other than Rights held by the acquiring person or group of affiliated persons) to be exchanged for one share of common stock or one one-thousandth of a share of Series A Preferred Stock. The Rights may be redeemed at a price of $0.001 per Right at any time prior to their expiration on February 28, 2006.

During the years 1998 through 2000, the Board of Directors authorized multiple repurchase programs under which the Company could repurchase shares of its common stock. During such years, $26.7 million (in aggregate) of common stock has been repurchased to meet present and future requirements of the Company's stock option programs and to fund the Company's ESOP. As of December 31, 2001, the Company has Board authorization to repurchase additional shares at a maximum cost of $1.7 million.

10. STOCK OPTIONS

The Company has principally two fixed stock-based compensation plans. Under the 1994 Omnibus Stock Option Plan, as amended, the Company is authorized to issue 1,500,000 stock options. The options become exercisable over a three to five year period and expire at the end of five years following the date they become exercisable. Under the 1996 Independent Directors' Stock Option Plan, the Company is authorized to issue 50,000 stock options. The options become exercisable one year after the date of grant and expire at the end of ten years following the date of grant. At December 31, 2001, in aggregate 1,320,280 shares of authorized but unissued common stock were reserved for issuance under the Company's stock option plans.

As permitted under SFAS No.123, the Company continues to apply the provisions of APB Opinion No. 25 for stock-based awards granted to employees. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value method of SFAS No.123, the Company's net earnings (loss) per share would have changed to the pro forma amounts as follows:

(Dollars in thousands except per share data)		**2001**	2000	1999
Net earnings(loss)	As reported	**$(2,485)**	$9,729	$7,625
	Pro forma	**$(2,697)**	$8,708	$6,648
Basic earnings(loss) per share	As reported	**$ (0.21)**	$ 0.82	$ 0.58
	Pro forma	**$ (0.23)**	$ 0.73	$ 0.51
Diluted earnings (loss) per share	As reported	**$ (0.21)**	$ 0.81	$ 0.58
	Pro forma	**$ (0.23)**	$ 0.72	$ 0.51



The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Expected option life	**4.0 years**	4.3 years	4.3 years
Expected stock volatility	**38.6%**	39.1%	39.5%
Expected dividend yield	**2.8%**	3.8%	1.8%
Risk-free interest rate	**4.2%**	4.6%	6.6%
Fair value of option	**$3.71**	$2.53	$7.97

A summary of the status of the Company's stock option plans follow:

	2001		2000		1999	
(Shares in thousands)	**Shares**	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,189**	**$16.60**	808	$20.40	793	$19.58
Granted	**10**	**13.05**	498	10.73	136	23.73
Exercised	**(55)**	**9.29**	—	—	(100)	17.83
Forfeited	**(133)**	**18.18**	(117)	17.78	(21)	23.13
Outstanding at end of year	**1,011**	**$16.76**	1,189	$16.60	808	$20.40
Options exercisable at end of year	**671**		526		431	

Stock Options Outstanding

Range of Exercise Prices	Shares Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$ 6.56 $11.29	386	6.1	$ 9.92
$13.05 - $16.94	139	1.6	$16.05
$20.50 - $24.84	486	3.5	$22.40

Stock Options Outstanding

Range of Exercise Prices	Shares Exercisable at 12/31/01	Weighted-Average Exercise Price
$6.56 - $23.84	671	$19.17

11. RETIREMENT BENEFIT PLANS

The Company has a defined benefit pension plan covering certain former employees of the Company's former Brake business.

The following table represents a reconciliation of the beginning and ending benefit obligation, the fair value of plan assets and the funded status of the plan:

	December 31,	
(In thousands)	**2001**	2000
Benefit obligation at beginning of year	**$ 8,957**	$ 9,271
Interest cost	**629**	658
Actuarial loss (gain)	**93**	(102)
Benefits paid	**(866)**	(870)
Benefit Obligation at End of Year	**$ 8,813**	$ 8,957
Fair value of plan assets at beginning of year	**$12,063**	$12,755
Actual return on plan assets	**(135)**	178
Benefits paid	**(866)**	(870)
Fair value of plan assets at end of year	**11,062**	$12,063
Funded status	**2,249**	$3,106
Unrecognized net actuarial gain	**(1,386)**	(2,654)
Prepaid benefit cost	**$ 863**	$ 452

Weighted average assumptions are as follows:

	December 31,		
(In thousands)	**2001**	2000	1999
Discount rates	**7.25%**	7.50%	7.50%
Expected long-term rate of return on assets	**8.00%**	8.00%	8.00%

Components of net periodic (benefit) cost follow:

	December 31,		
(In thousands)	**2001**	2000	1999
Service cost	**$ —**	$ —	$ —
Interest cost	**629**	658	651
Return on assets	**(928)**	(988)	(900)
Amortization of prior service cost	**—**	—	—
Recognized actuarial (gain) loss	**(112)**	(127)	(60)
Net periodic (benefit) cost	**$(411)**	$(457)	$(309)

In addition, the Company participates in several multi employer plans which provide defined benefits to substantially all unionized workers. The Multi employer Pension Plan Amendments Act of 1980 imposes certain liabilities upon employers associated with multi employer plans. The Company has not received information from the plans' administrators to determine its share, if any, of unfunded vested benefits.

The Company and certain of its subsidiaries also maintain various defined contribution plans, which include profit sharing and provide retirement benefits for other eligible employees.

The provisions for retirement expense in connection with the plans are as follows:

	Multi-employer Plans	Defined Contribution and Other Plans
Years ended December 31,		
2001	$299,000	$2,449,000
2000	344,000	2,319,000
1999	$348,000	$2,332,000

The Company has an Employee Stock Ownership Plan and Trust for employees who are not covered by a collective bargaining agreement. 75,000 shares each were granted to employees during 2001, 2000 and 1999, under the terms of the ESOP. These shares were funded directly from treasury stock.

In fiscal 2000, the Company created an employee benefits trust to which it contributed 750,000 shares of treasury stock. The Company is authorized to instruct the trustees to distribute such shares toward the satisfaction of the Company's future obligations under employee benefit plans. The shares held in trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be released. The trustees will vote the shares in accordance with its fiduciary duties.

The provision for expense in connection with the ESOP was approximately $0.7 million in 2001, $1.0 million in 2000 and $1.7 million in 1999.

In August 1994 the Company established an unfunded Supplemental Executive Retirement Plan (SERP) for key employees of the Company. Under the plan, these employees may elect to defer a portion of their compensation and, in addition, the Company may at its discretion make contributions to the plan on behalf of the employees. Such contributions were $37,000, $24,000 and $98,000 in 2001, 2000, and1999, respectively.

On October 1, 2001, the Company adopted a second unfunded SERP. The SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. For the year ended December 31, 2001, approximately $0.9 million of benefits were accrued and $0.1 million was charged to expense. The projected benefit obligation and accumulated benefit obligation were $1.3 million and $0.9 million, respectively, at December 31, 2001. The costs and benefit obligations were determined using a discount rate and an expected rate of return on assets of 7.25% at December 31, 2001.

12. POSTRETIREMENT MEDICAL BENEFITS

The Company provides certain medical and dental care benefits to eligible retired employees. The Company's current policy is to fund the cost of the health care plans on a pay-as-you-go basis.

The following table represents a reconciliation of the beginning and ending benefit obligation and the funded status of the plan.

	December 31,	
(In thousands)	**2001**	2000
Benefit obligation at beginning of year	**$ 17,447**	$ 18,369
Service cost	**1,500**	1,377
Interest cost	**1,314**	1,152
Actuarial (gain) loss	**1,180**	(2,586)
Benefits paid	**(957)**	(865)
Benefit obligation at end of year	**$ 20,484**	$ 17,447
Funded status	**$(20,484)**	$(17,447)
Unrecognized prior service cost	**914**	1,038
Unrecognized net actuarial gain	**(2,582)**	(3,996)
Accrued benefit cost	**$(22,152)**	$(20,405)

Components of net periodic benefit cost follow:

	December 31,		
(In thousands)	**2001**	2000	1999
Service cost	**$1,500**	$1,377	$1,284
Interest cost	**1,314**	1,152	1,221
Amortization of prior service cost	**124**	124	124
Recognized actuarial gain	**(232)**	(275)	(8)
Net periodic benefit cost	**$2,706**	$2,378	$2,621

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	2001	2000	1999
Discount Rate	**7.25%**	7.50%	7.50%
Current medical cost trend rate	**9%**	10%	7%
Current dental cost trend rate	**5%**	5.5%	6%
Ultimate medical cost trend rate	**5%**	5%	6%
Year trend rate declines to ultimate	**2005**	2005	2002

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2001:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 269	$ (221)
Effect on post retirement benefit obligation	$1,539	$(1,300)

13. OTHER INCOME (EXPENSE), NET

(In thousands)	**2001**	2000	1999
Interest and dividend income	**$1,336**	$1,038	$ 1,637
Loss on sale of accounts receivable (Note 3)	**(484)**	(1,567)	(1,281)
Income (loss) from joint ventures	**844**	702	(4,118)
Gain on disposal of property, plant and equipment	**265**	99	2,564
Other – net	**382**	225	(366)
Total other income (expense), net	**$2,343**	$ 497	$(1,564)

In connection with the Company's Heat Battery joint venture in Canada, in the fourth quarter of 1999, it was mutually agreed between the joint venture participants, that due to lack of significant commercial success and recurring losses, the joint venture would close. In connection with this decision, the Company recorded an approximate $4.0 million charge relating to writing down the Company's investment to net realizable value.

14. INCOME TAXES

The income tax provision (benefit) consists of the following:

(In thousands)	**2001**	2000	1999
Current:			
Domestic	**$2,099**	$1,260	$4,376
Foreign	**1,673**	2,523	3,520
Total Current	**3,772**	3,783	7,896
Deferred:			
Domestic	**(3,408)**	(1,103)	(5,167)
Foreign	**(220)**	206	615
Total Deferred	**(3,628)**	(897)	(4,552)
Total income tax provision	**$ 144**	$2,886	$3,344

The Company has not provided for federal income taxes on the undistributed income of its foreign subsidiaries because of the availability of foreign tax credits and/or the Company's intention to permanently reinvest such undistributed income. Cumulative undistributed earnings of foreign subsidiaries on which no United States income tax has been provided were $28.2 million at the end of 2001, $27.5 million at the end of 2000, and $25.5 million at the end of 1999.

Earnings before income taxes for foreign operations (including Puerto Rico) amounted to approximately $7 million, $14 million, and $13 million in 2001, 2000, and 1999, respectively. Earnings of the Puerto Rico subsidiary are not subject to United States income taxes and are partially exempt from Puerto Rican income taxes under a tax exemption grant expiring on December 31, 2002. The Company intends on renewing grant prior to the expiration date. The tax benefits of the exemption, reduced by a minimum tollgate tax instituted in 1993, amounted to $0.12 per share share in 2001(2000 - $0.23; 1999 - $0.14).

Reconciliations between the U.S. federal income tax rate and the Company's effective income tax rate as a percentage of earnings from continuing operations before income taxes are as follows:

	2001	2000	1999
U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State and local income taxes, net of federal income tax benefit	**21.4**	1.2	2.9
Non-deductible items, net	**60.5**	0.1	0.8
Benefits of income subject to taxes at lower than the U.S. federal rate	**(85.3)**	(14.3)	(11.0)
Other	—	—	0.1
Effective tax rate	**31.6%**	22.0%	27.8%

The following is a summary of the components of the net deferred tax assets and liabilities recognized in the accompanying consolidated balance sheets:

	December 31,	
(In thousands)	**2001**	2000
Deferred tax assets:		
Inventories	**$ 6,044**	$ 7,639
Allowance for customer returns	**7,069**	7,332
Postretirement benefits	**8,751**	8,060
Allowance for doubtful accounts	**1,587**	1,604
Accrued salaries and benefits	**2,938**	3,342
Net operating loss and tax credit carryforwards	**14,990**	8,270
Other	**6,551**	7,188
	47,930	43,435
Valuation allowance	**(14,171)**	(14,171)
Total	**$33,759**	$29,264
Deferred tax liabilities:		
Depreciation	**$6,702**	$ 4,717
Promotional costs	**1,036**	915
Other	**1,052**	2,291
Total	**8,790**	7,923
Net deferred tax assets	**$24,969**	$21,341

The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. However, if the Company is unable to generate sufficient taxable income in the future through its operations, increases in the valuation allowance may be required.

15. INDUSTRY SEGMENT AND GEOGRAPHIC DATA

Under the provisions of SFAS No. 131, the Company has two reportable operating segments which are the major product areas of the automotive aftermarket in which the Company competes. The Engine Management Division consists primarily of ignition and emission parts, wires and cables, and fuel system parts. The Temperature Control Division consists primarily of compressors, other air conditioning parts and heater parts. The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 1). The following tables contain financial information for each reportable segment:

	For the year ended December 31, 2001			
(In thousands)	Engine Management	Temperature Control	Other Adjustments	Consolidated
Net Sales	$295,948	$275,901	$36,224	$608,073
Depreciation and amortization	9,649	6,462	2,798	18,909
Operating income	26,415	3,616	(14,488)	15,543
Investment in equity affiliates	105	—	2,044	2,149
Capital expenditures	4,724	6,781	2,235	13,740
Total Assets	$233,564	$182,083	$93,782	$509,429

	For the year ended December 31, 2000			
(In thousands)	Engine Management	Temperature Control	Other Adjustments	Consolidated
Net Sales	$ 297,386	$ 264,704	$ 41,919	$ 604,009
Depreciation and amortization	10,293	6,116	2,513	18,922
Operating income	37,964	11,537	(18,837)	30,664
Investment in equity affiliates	105	—	1,851	1,956
Capital expenditures	8,914	6,454	1,284	16,652
Total Assets	$ 265,336	$ 224,410	$ 59,650	$ 549,396

	For the year ended December 31, 1999			
(In thousands)	Engine Management	Temperature Control	Other Adjustments	Consolidated
Net Sales	$ 291,761	$ 321,490	$ 41,031	$ 654,282
Depreciation and amortization	8,535	5,949	2,746	17,230
Operating income	26,104	17,289	(13,849)	29,544
Investment in equity affiliates	105	272	1,062	1,439
Capital expenditures	7,118	7,026	279	14,423
Total Assets	$ 253,346	$ 212,026	$ 90,649	$ 556,021

Other Adjustments consist of items pertaining to the corporate headquarters function, as well as Canadian and European business units that do not meet the criteria of a reportable operating segment under SFAS No.131.

(In thousands)	Revenue 2001	2000	1999
United States	$532,922	$524,747	$578,549
Canada	27,632	26,553	27,331
Other Foreign	47,519	52,709	48,402
Total	$608,073	$604,009	$654,282

(In thousands)	Long Lived Assets 2001	2000	1999
United States	$118,455	$122,825	$125,766
Canada	2,829	3,511	3,897
Other Foreign	18,402	18,885	18,534
Total	$139,686	$145,221	$148,197

Revenues are attributed to countries based upon the location of the customer.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of those instruments.

Marketable securities

The fair values of investments are estimated based on quoted market prices for these or similar instruments.

Long-term debt

The fair value of the Company's long-term debt is estimated based on quoted market prices or current rates offered to the Company for debt of the same remaining maturities.

Interest rate swaps

The fair value of the Company's financial instruments are based on market quotes and represents the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk.

The estimated fair values of the Company's financial instruments are as follows:

December 31, 2001 (In thousands)	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	**$ 7,496**	**$ 7,496**
Marketable securities	**7,200**	**7,400**
Long-term debt	**(201,850)**	**(177,520)**
Interest rate swaps	**$ (2,045)**	**$ (2,045)**

December 31, 2000 (In thousands)	Carrying Amount	Fair Value
Cash and cash equivalents	$ 7,699	$ 7,699
Marketable securities	7,200	7,200
Long-term debt	$(163,661)	$(107,174)

17. COMMITMENTS AND CONTINGENCIES

Total rent expense for the three-years ended December 31, 2001 was as follows:

(In thousands)	Total	Real Estate	Other
2001	**$8,673**	**$6,508**	**$2,165**
2000	9,797	7,217	2,580
1999	$ 8,176	$ 5,124	$ 3,052

At December 31, 2001, the Company is obligated to make minimum rental payments (exclusive of real estate taxes and certain other charges) through 2011, under operating leases for real estate, as follows :

(In thousands)

2002	$6,196	2005	3,695
2003	5,392	2006	3,532
2004	4,137	Thereafter	5,417
		Total	$28,369

The Company also has lease and sub-lease agreements in place for various properties under its control. The Company expects to receive operating lease payments from lessees during the five years ending December 31, 2002 through 2006 of $1.7 million, $1.0 million, $0.6 million, $0.6 million, and $0.6 million, respectively.

At December 31, 2001, the Company had outstanding letters of credit aggregating approximately $0.5 million. The contract amount of the letters of credit is a reasonable estimate of their value as the value for each is fixed over the life of the commitment.

The Company has entered into Change in Control arrangements with two key officers of the Company. In the event of a Change of Control (as defined), each executive will receive severance payments, (as defined), and certain other benefits.

On January 28, 2000, a former significant customer of the Company currently undergoing a Chapter 7 liquidation in U.S. Bankruptcy Court, filed claims against a number of its former suppliers, including the Company. The claim against the Company alleges $0.5 million (formerly $19.8 million) of preferential payments in the 90 days prior to the related bankruptcy petition. In addition, this former customer seeks $10.5 million from the Company for a variety of claims including antitrust, breach of contract, breach of warranty and conversion. These latter claims arise out of allegations that this customer was entitled to various discounts, rebates and credits after it filed for bankruptcy. The Company has purchased insurance with respect to the two actions. The Company believes that these matters will not have a material effect on the Company's consolidated financial statements taken as a whole.

The Company is involved in various other litigation and product liability matters arising in the ordinary course of business. One of the product liability matters involves a former Brake business of the Company. In 1986, the Company acquired the business resulting in the assumption by the Company of certain liabilities relating to any alleged exposure to asbestoscontaining products manufactured by the seller. In accordance with the related purchase agreement, the Company agreed to assume the liabilities for all new claims filed after fifteen years from the date of the purchase. The ultimate exposure to the Company will depend upon the extent to which future claims are filed and the amounts paid for indemnity and defense. At December 31, 2001, approximately 100 cases were outstanding whereby the Company is now responsible for any related liabilities. Although the final outcome of this specific matter or any other litigation or product liability matter cannot be determined, based on the Company's understanding and evaluation of the relevant facts and circumstances, it is management's opinion that the final outcome of these matters will not have a material adverse effect on the Company's financial statements taken as a whole.

18. SUBSEQUENT EVENTS (UNAUDITED)

On January 17, 2002 the Company purchased the Temperature Control business of Hartle Industries for approximately $4.8 million. Assets acquired consist primarily of property, plant and equipment, and inventory. The purchase was financed with funds provided under the Company's line of credit.

On March 20, 2002, the Company reached a definitive agreement to purchase the aftermarket business of Sagem Inc., a subsidiary of Johnson Controls for approximately $11.5 million. Sagem Inc. is a basic manufacturer of fuel injectors, a product line which prior to the acquisition, the Company has been purchasing. Assets to be acquired consist primarily of property, plant and equipment, and inventory. The purchase which is expected to close within sixty days will be partially financed by the seller (approximately $7 million to be paid over a two year period), with the remaining funds being provided under the Company's line of credit.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)

Quarter Ended	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001
Net Sales	$101,947	$163,670	$186,911	$155,545
Gross Profit	25,788	50,193	48,912	44,965
Earnings (loss) before extraordinary item	(6,330)	3,748	2,275	619
Extraordinary item - loss on early extinguishment of debt, net of taxes	—	—	(2,797)	—
Net Earnings (loss)	$ (6,330)	$ 3,748	$ (522)	$ 619
Net Earnings (loss) before extraordinary item per common share:				
Basic	$ (0.54)	$ 0.32	$ 0.19	$ 0.05
Diluted	$ (0.54)	$ 0.32	$ 0.19	$ 0.05
Net Earnings (loss) per common share:				
Basic	$ (0.54)	$ 0.32	$ (0.05)	$ 0.05
Diluted	$ (0.54)	$ 0.32	$ (0.05)	$ 0.05

(In thousands, except per share amounts)

Quarter Ended	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000
Net Sales	$116,627	$166,065	$175,112	$146,205
Gross Profit	33,626	51,160	56,494	46,764
Earnings (loss) before extraordinary item	(2,049)	4,858	7,036	385
Extraordinary item - loss on early extinguishment of debt, net of taxes	—	—	—	501
Net Earnings (loss)	$ (2,049)	$ 4,858	$ 7,036	$ (116)
Net Earnings (loss) before extraordinary item per common share:				
Basic	$ (0.18)	$ 0.41	$ 0.59	$ 0.03
Diluted	$ (0.18)	$ 0.40	$ 0.54	$ 0.03
Net Earnings (loss) per common share:				
Basic	$ (0.18)	$ 0.41	$ 0.59	$ (0.01)
Diluted	$ (0.18)	$ 0.40	$ 0.54	$ (0.01)

Independent Auditors' Report

To the Board of Directors and Stockholders
Standard Motor Products, Inc.:

We have audited the accompanying consolidated balance sheets of Standard Motor Products, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Standard Motor Products, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 22, 2002

KPMG LLP

SELECTED FINANCIAL DATA

The following summary financial information has been extracted or derived from the audited financial statements of the Company.

(In thousands, except per share amounts)	Years Ended December 31,				
	2001	2000	1999	1998	1997
Summary of Operations					
Net sales	**$608,073**	$604,009	$654,282	$647,096	$557,210
Earnings (loss) from continuing operations	**$ 312**	$ 10,230	$ 8,685	$ 22,257	$ (1,620)
Earnings (loss) before extraordinary item	**$ 312**	$ 10,230	$ 8,685	$ 22,257	$ (34,524)
Net earnings (loss)	**$ (2,485)**	$ 9,729	$ 7,625	$ 22,257	$ (34,524)
Financial Position					
Working capital	**$228,356**	$188,091	$205,806	$178,324	$177,426
Total assets	**$509,429**	$549,396	$556,021	$521,556	$577,137
Long-term debt (excluding current portion)	**$200,066**	$150,018	$163,868	$133,749	$159,109
Stockholders' equity	**$185,687**	$194,305	$203,518	$205,025	$183,782
Per Share Data					
Earnings (loss) from continuing operations per share - Basic	**$ 0.03**	$ 0.86	$ 0.66	$ 1.70	$ (0.12)
Earnings (loss) before extraordinary item per share - Basic	**$ 0.03**	$ 0.86	$ 0.66	$ 1.70	$ (2.63)
Earnings (loss) per share - Basic	**$ (0.21)**	$ 0.82	$ 0.58	$ 1.70	$ (2.63)
Earnings (loss) per share - Diluted	**$ (0.21)**	$ 0.81	$ 0.58	$ 1.69	$ (2.63)
Stockholders' equity per share	**$ 15.77**	$ 16.28	$ 15.57	$ 15.68	$ 14.01
Cash dividends per common share	**$ 0.36**	$ 0.36	$ 0.34	$ 0.16	$ 0.32

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Company's Common Stock is traded on the New York Stock Exchange under the symbol SMP. The following table shows the high and low sale prices on the composite tape of, and the dividend paid per share on, the Common Stock during the periods indicated.

2001	Quarter	High	Low	Dividend	2000	Quarter	High	Low	Dividend
	1st	$10.60	$ 7.44	$0.09		1st	$16.50	$12.63	$0.09
	2nd	$14.50	$ 9.90	$0.09		2nd	$15.70	$ 7.38	$0.09
	3rd	$13.70	$11.65	$0.09		3rd	$10.63	$ 7.94	$0.09
	4th	$14.95	$10.45	$0.09		4th	$ 8.44	$ 6.44	$0.09

The Board of Directors will consider the payment of future dividends on the basis of earnings, capital requirements and the financial condition of the Company. Subject to the Company's credit facility, dividends and distributions may be restricted.

Board of Directors

Lawrence I. Sills
Chairman, Chief Executive Officer and Director of the Company

Arthur D. Davis
Vice Chairman and Director of the Company

Marilyn F. Cragin
Director of the Company

Susan F. Davis
Director of the Company

Robert M. Gerrity
Director of the Company,
Chairman and C.E.O., Antrim Group, Inc.

John L. Kelsey
Director of the Company
Former Advisory Director, Paine Webber, Inc.

Kenneth A. Lehman
Director of the Company
Co-President, KKP Group LLC

Arthur S. Sills
Director of the Company

Peter J. Sills
Director of the Company

Frederick D. Sturdivant
Director of the Company
Chairman, Reinventures LLP

William H. Turner
Director of the Company

Corporate Officers

Lawrence I. Sills
Chairman and Chief Executive Officer

John P. Gethin
President and Chief Operating Officer
General Manager, Temperature Control Division

James J. Burke
Vice President, Finance;
Chief Financial Officer

Joseph G. Forlenza
Vice President and General Manager
Engine Management Division

Donald E. Herring
Vice President
Aftermarket Sales

Sanford Kay
Vice President, Human Resources
Secretary

Nitin Parikh
Vice President,
Information Systems

Robert Martin
Treasurer and Assistant Secretary

STANDARD MOTOR PRODUCTS, INC.

37-18 Northern Boulevard, Long Island City, New York 11101 • www.smpcorp.com

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